                    M  U  L  T  I  M  E  D  I  A,   I  N  C.
                     F  I  R  S  T     Q  U  A  R  T  E  R
                           R    E    P    O    R    T
                       1         9         9         4
                                       1
                              N e w s p a p e r s
                            B r o a d c a s t i n g
                           E n t e r t a i n m e n t
                        C a b l e    T e l e v i s i o n
                                S e c u r i t y

                          A LETTER TO OUR SHAREHOLDERS
            Multimedia, Inc. reported strong operating results for the quarter ended March 31, 1994, with net earnings of $17.3 million and earnings per share of $.45. Excluding the after-tax gain on the sale of three radio properties, first quarter earnings per share were $.40, an 11 percent increase over 1993 first quarter earnings from ongoing operations of $.36 per share. Last year's net earnings of $29.5 million or $.77 per share included a net benefit of $14.3 million or $.37 per share for the effect of changes in accounting principles, and an after-tax gain of $1.4 million or $.04 per share on the sale of properties in the first quarter of 1993.

    Consolidated operating revenues were $146.4 million for the quarter, an increase of five percent compared with $139.5 million posted for the same period last year. Operating profit grew by seven percent to $40.9 million, compared with $38.1 million in 1993.
    Multimedia Newspaper Company's first quarter revenues rose nine percent to $33.7 million compared with $31.0 million last year. The division has benefited from excellent volume growth in classified and national advertising in recent months. Classified advertising revenues gained 18 percent over the first quarter in 1993, led by increases in automotive and transient advertising. Total advertising revenues advanced 10 percent for the quarter.
    Multimedia Broadcasting's revenues of $29.3 million were five percent ahead of last year's first quarter results. Revenues were up nine percent excluding the results of three radio stations divested in January 1994 and the video production unit sold in the first quarter of 1993. Broadcasting has also seen significantly improved economic conditions in its markets this quarter.
    Multimedia Cablevision's first quarter revenues were $41.2 million, up slightly compared with the same period in 1993. The slow revenue growth is primarily due to the rate freeze mandated by the Federal Communications Commission (FCC), which has been in effect since September. The FCC released guidelines in late March on the second cable rate rollback in two years, but the impact on our Company cannot be determined until later this month due to the complexity of the regulations.
    Multimedia announced in February that it would trade 39,000 of its Illinois and Oklahoma cable customers and pay an unspecified amount of cash for 50,000 Tele-Communications, Inc. customers located primarily in suburban Wichita, Kansas, the division's headquarters. This transaction is an excellent opportunity to further the Company's "clustering" strategy and gain potential new revenue streams, since it will give Multimedia 135,000 cable customers and cable franchise rights to 95 percent of the households in the Wichita Metropolitan Statistical Area (MSA). Cablevision's basic subscribers totaled 420,000 on March 31, an increase of two percent over the same time in 1993.
    The Entertainment division produced revenues of $36.7 million for the first quarter, an increase of one percent compared with the prior-year period. The division introduced two new daily talk shows at the National Television Programming Executives (NATPE) convention in January to very favorable station response. SUSAN POWTER, a half-hour weekday program hosted by the author of the "Stop the Insanity" infomercial and book, and DENNIS PRAGER, a late-night program hosted by a popular Los Angeles radio personality, are slated for Fall 1994 debuts.
    Multimedia Security Service currently serves over 57,000 commercial and residential customers. In January, Security opened its seventh full-service office, in St. Louis, and plans to open another office later this year. Security revenues increased 68 percent to $5.6 million compared with $3.3 million in last year's first quarter.
    The Company's diversification has again produced gratifying operating results. The core businesses of newspapers and broadcasting benefited from a rebounding economy and continued strong cost controls, which helped to mitigate the effect of expected slowdowns in the cable and entertainment divisions. Multimedia's consistent record of solid earnings growth -- one that is matched by only a few media companies -- gives us the financial stability to make the investments that we believe are necessary for future growth and success.
                                                                     May 9, 1994
Walter E. Bartlett
CHAIRMAN OF THE BOARD, PRESIDENT
AND CHIEF EXECUTIVE OFFICER
THREE MONTHS HIGHLIGHTS
(UNAUDITED)

(IN THOUSANDS)
                                             1994       1993
REVENUES:
  Newspapers.............................. $ 33,654     31,015
  Broadcasting............................   29,320     27,887
  Cable...................................   41,223     41,007
  Entertainment...........................   36,667     36,304
  Security                                    5,555      3,308
                                           $146,419    139,521
OPERATING PROFITS:
  Newspapers.............................. $  8,903      7,339
  Broadcasting............................    8,600      6,020
  Cable...................................   12,448     14,454
  Entertainment...........................   14,126     14,053
  Security................................      456         90
  Corporate                                  (3,615)    (3,826)
                                           $ 40,918     38,130

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Earnings
THREE MONTHS ENDED MARCH 31, 1994 AND 1993
(UNAUDITED)
(IN THOUSANDS EXCEPT PER-SHARE DATA)

                                                                          1994       1993
Operating revenues:
  Newspapers.........................................................   $ 33,654     31,015
  Broadcasting (Note 1)..............................................     29,320     27,887
  Cable..............................................................     41,223     41,007
  Entertainment......................................................     36,667     36,304
  Security                                                                 5,555      3,308
      Total operating revenues                                           146,419    139,521
Operating costs and expenses:
  Production.........................................................     53,179     51,852
  Selling, general and administrative................................     37,643     37,255
  Depreciation.......................................................     10,820      8,652
  Amortization                                                             3,859      3,632
      Total operating costs and expenses                                 105,501    101,391
Operating profit.....................................................     40,918     38,130
Interest expense.....................................................     14,873     15,740
Other income (expense), net                                                3,277      2,535
      Earnings before income taxes, minority interest and cumulative
         effect of changes in accounting principles..................     29,322     24,925
Income taxes.........................................................     12,169     10,219
Minority interest                                                            181        492
Earnings before cumulative effect of changes in accounting
  principles.........................................................     17,334     15,198
Cumulative effect of changes in accounting principles (Note 2)                --     14,332
Net earnings                                                            $ 17,334     29,530
Per share of common stock:
  Earnings before cumulative effect of changes in
    accounting principles............................................   $    .45        .40
  Cumulative effect of changes in accounting principles..............         --        .37
  Net earnings.......................................................   $    .45        .77
  Cash dividends.....................................................         --         --
Weighted average shares..............................................     38,362     38,246

Note 1: Beginning January 1, 1994, Multimedia Broadcasting began reporting operating revenues net of agency commissions and national representative fees. The 1993 amounts have been restated to reflect this change.
Note 2: Effective January 1, 1993, the Company adopted Statements of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of the adoption of SFAS No. 109 was to increase 1993 first quarter earnings by $15.4 million ($.40 per share). The cumulative effect of the adoption of SFAS No. 106 was a decrease in 1993 first quarter earnings, net of tax benefit, of $1.1 million ($.03 per share).

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Multimedia, Inc. and Subsidiaries
Consolidated Balance Sheets
MARCH 31, 1994 AND DECEMBER 31, 1993
(UNAUDITED)
(IN THOUSANDS)

                                                             MARCH 31,    December 31,
                                                               1994           1993
ASSETS
Current assets:
  Cash and cash equivalents.................................. $  5,563        11,034
  Net trade accounts receivable..............................   75,770        85,756
  Inventories................................................    4,255         4,408
  Deferred income tax benefits...............................    9,042         8,856
  Film contract rights.......................................    6,078         8,476
  Deferred program costs.....................................   11,660         9,670
  Prepaid expenses                                               5,330         5,516
       Total current assets                                    117,698       133,716
Property, plant and equipment, at cost.......................  511,144       500,133
  Less accumulated depreciation                               (267,123)     (259,371)
       Net property, plant and equipment                       244,021       240,762
Intangible assets, net.......................................  246,575       251,356
Other assets                                                    29,734        29,340
                                                              $638,028       655,174
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of long-term debt..................... $ 16,901           393
  Accounts payable...........................................   19,812        20,557
  Accrued interest...........................................   12,737         2,999
  Accrued payroll............................................    5,625         5,884
  Accrued expenses...........................................   30,675        30,465
  Income taxes payable.......................................   21,119        15,432
  Film contracts payable.....................................    5,981         8,540
  Unearned income                                               20,823        19,416
       Total current liabilities                               133,673       103,686
Long-term debt...............................................  597,049       664,604
Deferred income taxes........................................   45,047        44,046
Other liabilities............................................    3,274         2,837
Minority interest                                               17,340        17,521
Stockholders' equity (deficit):
  Common stock...............................................    3,727         3,721
  Additional paid-in capital.................................  179,514       177,689
  Retained earnings (deficit)                                 (341,596)     (358,930)
       Total stockholders' equity (deficit)                   (158,355)     (177,520)
                                                             $ 638,028       655,174

Multimedia, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
THREE MONTHS ENDED MARCH 31, 1994 AND 1993
(UNAUDITED)
(IN THOUSANDS)

                                                                         1994       1993
Net cash provided by operating activities                              $ 60,950     60,090
Additions to property, plant and equipment..........................    (14,767)   (11,348)
Other                                                                     1,420     (1,815)
  Net cash provided by (used for) investing activities                  (13,347)   (13,163)
Long-term debt retired..............................................    (51,047)   (47,417)
Other                                                                    (2,027)    (1,199)
  Net cash provided by (used for) financing activities                  (53,074)   (48,616)
Increase (decrease) in cash and cash equivalents....................     (5,471)    (1,689)
Cash and cash equivalents, beginning of year                             11,034      4,598
Cash and cash equivalents, end of period                               $  5,563      2,909

Note 1. Net cash provided by operating activities is further analyzed as follows:

                                                                         1994       1993
Operating profit plus depreciation and amortization and amortization of stock options:
  Newspapers........................................................   $ 10,455      8,836
  Broadcasting......................................................     10,826      8,334
  Cable.............................................................     21,289     21,265
  Entertainment.....................................................     14,600     14,524
  Security..........................................................      2,006      1,192
  Corporate                                                              (2,689)    (2,629)
                                                                         56,487     51,522
Interest expense less amortization of debt
  issue costs.......................................................    (14,594)   (15,461)
Change in current assets and liabilities............................     24,015     27,470
Other                                                                    (4,958)    (3,441)
                                                                       $ 60,950     60,090

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                       MULTIMEDIA, INC. AND SUBSIDIARIES
MULTIMEDIA
NEWSPAPERS
ALABAMA
DAILY AND SUNDAY:
The Montgomery Advertiser
ARKANSAS
DAILY:
The Baxter Bulletin
  (Mountain Home)
GEORGIA
DAILY:
The Moultrie Observer
NORTH CAROLINA
DAILY AND SUNDAY:
Asheville Citizen-Times
OHIO
DAILIES:
Gallipolis Daily Tribune
The Daily Sentinel
  (Pomeroy)
SUNDAY:
Sunday Times-Sentinel
  (Gallipolis)
SOUTH CAROLINA
DAILIES:
The Greenville News
Greenville Piedmont
SUNDAY:
The Greenville News
TENNESSEE
DAILY:
The Leaf-Chronicle
  (Clarksville)
MONTHLY:
Music City News
The Gospel Voice
  (Nashville)
TELEVISION PRODUCTION:
  TNN Music City News
  Country Awards
VIRGINIA
DAILY AND SUNDAY:
The Daily News-Leader
  (Staunton)
WEST VIRGINIA
DAILY:
Point Pleasant Register
MULTIMEDIA
BROADCASTING
Television
GEORGIA
Macon: WMAZ-TV (CBS)
MISSOURI
St. Louis: KSDK (NBC)
OHIO
Cincinnati: WLWT (NBC)
Cleveland: WKYC (NBC)
TENNESSEE
Knoxville: WBIR-TV (NBC)
Radio
GEORGIA
Macon: WAYS(FM)
WMAZ-AM
SOUTH CAROLINA
Greenville: WFBC-AM/(FM)
Spartanburg: WORD-AM
MULTIMEDIA
ENTERTAINMENT
Donahue/Sally Jessy Raphael/
Pozner & Donahue/Jerry Springer/Rush Limbaugh,
The Television Show
Multimedia Motion Pictures
MULTIMEDIA
CABLEVISION
Multimedia operates more than 125 cable television franchises in Kansas, Illinois, Indiana, North Carolina and Oklahoma and serves approximately 420,000 basic subscribers.
MULTIMEDIA
SECURITY
Multimedia serves more than 57,000 security alarm subscribers.
MULTIMEDIA, INC.
P.O. Box 1688
Greenville, SC 29602
(803) 298-4373
                        IMPORTANT NOTICE TO SHAREHOLDERS
Wachovia Bank of North Carolina, N.A. is the transfer agent and registrar for Multimedia, Inc. All communications regarding shareholdings or transfer of your shares should be directed to: Wachovia Bank of North Carolina, N.A., Corporate Trust Department, P.O. Box 3001, Winston-Salem, North Carolina 27102. 1-800-633-4236 Toll-Free Telephone Number for Shareholder Services.